Filed by Limelight Networks, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Limelight Networks, Inc.

Commission File Number of Subject Company: 001-33508

The following is a transcript of the Limelight Networks, Inc. investors call on December 21, 2009 at 8:00 am CT.

LIMELIGHT NETWORKS INVESTORS CALL

Moderator: Paul Alfieri

December 21, 2009

8:00 am CT

Operator:	Ladies and gentlemen thank you for standing by. Welcome to the Limelight Network Investor Call.

During the presentation all participants will be in a listen only mode. Afterwards we will conduct a question and answer session.

At that time if you have a question please press the 1 followed by the 4 on your telephone.

If at any time during the conference you need to reach an operator please press star 0. As a reminder this conference is being recorded Monday December 21, 2009.

I would now like to turn the conference over to Paul Alfieri, Vice President Investor Relations.

Please go ahead sir.

Paul Alfieri:	Thank you and good morning. Thank you for joining today’s Limelight Networks conference call.

Hosting the call today will be Jeff Lunsford Chairman and Chief Executive Officer of Limelight Networks. This conference call is being recorded on December 21, 2009 and will be archived on our Web site for approximately one week.

Some portions of this conference call may include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements related to the timing of the merger and satisfaction of conditions to the merger.

You should be aware that the forward-looking statements included herein represent the current judgment and expectations of Limelight Networks and EyeWonder but the actual results, events, performance of each company and of the combined company following the merger are subject to risks and uncertainties and could differ materially from those expressed or implied by forward-looking statements.

The companies do not intent to update any of these forward-looking statements or publicly announce the results of any revisions to these forward-looking statements other than as is required under the federal securities laws.

The potential risks and uncertainties include but are not limited to potential difficulties that may be encountered in integrating the merged businesses, potential uncertainties regarding market (accept) for the combined company, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the company and the satisfaction of other closing conditions to the transaction. Including the receipt of regulatory approvals, competitive responses to the merger and economic downturn, variability and quarterly operating results, the rate of growth and development of advertising and media markets and Limelight Networks ability to attract and retain skilled personnel and developed leaders.

Limelight Networks plans to file with the SEC a registration statement on Form S4 in connection with the transaction and plans to file with the SEC and mail to its stockholders a proxy statement in prospective in connection with this transaction.

The registration statement and the proxy statement and perspectives will contain important information about Limelight Networks, EyeWonder, the transaction and related matters.

Investors and security holders are urged to read the registration statement and the proxy statement perspectives carefully when they are available on the companies Web site or at www.SEC.gov.

I would now like to introduce Jeff Lunsford.

Jeff Lunsford:	Thanks Paul. Thank you all for joining us. Joining me on this call is Doug Lindroth, Chief Financial Officer of Limelight Networks and John Vincent, the cofounder and CEO, EyeWonder.

Doug and John will be available for the question and answer session that will begin at the end of my remarks.

This morning Limelight Networks is pleased to announce a definitive agreement to acquire EyeWonder Inc., a privately held company that helps Forbes 2000 advertisers, interactive agencies and content publishers create, build, track and optimize rich media and interactive advertising campaigns.

The transaction, which is expected to close in the first half of 2010, subject to customary closing conditions including approval by Limelight Networks shareholders, is valued at approximately $110 million, comprised of approximately $62 million in cash, subject to adjustment based on EyeWonder’s financial condition and closing and approximately 12.7 million shares of Limelight common stock up to approximately 4.9 million additional shares of Limelight common stock will be issuable in 2011 if EyeWonder achieves certain financial results in 2010.

Certain key employees of EyeWonder will also enter into employment agreements with Limelight that will involve additional equity compensation. This transaction is a third major initiative that Limelight Networks has undertaken as a company to deliver on the monetization mandate which we first introduced during our key note address at Streaming Media West two years ago.

This mandate is a need for publishers and content owners who are Limelight’s largest customers to enhance their monetization capabilities by, A, enhancing their users experiences by utilizing a high performance CDN. B, utilizing rich media and video advertising technologies and, C, optimizing the value of the ad inventory by using analytics to better characterize their audience in the context with in which their audience is being exposed to an add unit.

Our first initiative began about a year and a half ago when we embarked on a re-architecture of our reporting services to provide more robust data to allow customers deeper insight in support of their monetization efforts.

Released this month in utilizing capabilities built into our XD platform this new platform offers upgraded user interfaces and state of the art API’s running on our high performance global computing platform.

Second, about six months ago we acquired Kiptronic and launched the Limelight Networks Mobility and Monetization Solutions Division.

This acquisition has been well received in the marketplace by existing customers and prospects in both the media and enterprise sectors, is growing rapidly and is viewed as a great success within Limelight.

Today with the pending acquisition of EyeWonder we are expanding our opportunities in the rapidly growing rich media and ad serving sector and further enhancing our customer’s ability to capitalize on their content and audience by providing greater insight into how, when and where ads are served.

We see many synergies between the two companies including high performance ad serving and faster pages from an integrated scalable platform where we yield better customer engagement and better click through rates.

Second, EyeWonder’s deep agency relationships will help Limelight’s strategic push into the enterprise and whole site delivery segments.

Third, Limelight’s extensive publisher relationships will help EyeWonder strengthen and broaden it’s relationships with publishers and existing and new international markets.

Fourth, the combined reporting and analytics platforms of Limelight CDN and EyeWonder’s rich media ad serving platform will enhance agencies and publishers insight into online activity and help agencies drive more effective campaigns for advertisers and help publishers enhance inventory yield creating a substantial win/win for the industry.

Combined with Limelight site, our whole site delivery platform, we will have a powerful combination of site acceleration and revenue enhancement capabilities to bring to publishers and the enterprise market segment.

Once combined we will serve over 2000 total customers including over 1000 of the largest online publishers in the world, over 1500 of the worlds leading interactive agencies, over 175 enterprise and government customers and over 95% of the top 100 third-party ad networks according to comScore which match advertisers and publishers around the globe. We will connect with over 900 (live smile) networks and have a thriving open ecosystem of over 100 key partners.

Limelight’s traditional customers have been asking us for additional value added solutions to compliment our core delivery to storage offerings specifically given our deep expertise with rich media. They are looking for strategies and tactics to drive revenue and extend their brand through the use of rich media.

The combination of Limelight and EyeWonder responds directly to this customer need. Together we will help publishers deliver a broadcast quality experience across all their screens to their end users through high performance constant delivery.

As a combined company we will server over six billion ads and over 200 petabytes of content per month and offer services in the area of high performance content delivery, analytics, mobility, monetization solutions, ad serving, creative agency, ad rendering and work flow, media planning and buying and Cloud-based services such as storage and transcoding.

The company will operate some of the highest growth areas of online spending. Forrester forecasted in October 2009 that US interactive advertising spend is projected to grow at a 17% compounded annual growth rate over the next six years from $25.6 billion in 2009 to $55 billion in 2014 through EyeWonder, Limelight Networks and our shareholders who participate in this market.

In the same period mobile ad spending is expected to grow from $390 million to $1.3 billion. Through our pervious acquisition of Kiptronic and the formation of Limelight’s Mobility and Monetization Solutions Group Limelight and our shareholders will also participate in this market.

Additionally, Limelight’s core CDN business continues to operate in a growing market. Currently estimated at approximately $2 billion in size by Frost & Sullivan and the original funding source for approximately half of this market is online advertising.

In summary, this transaction involves two best in class companies combining to capitalize on the clear opportunity created by a macroshift of content consumption and advertising spend towards IP based devices and networks.

It creates a company with deep technical and operational experience in creating a brilliant online experience anywhere on any device and in helping advertisers and publishers monetize that experience.

Now a bit about EyeWonder. Since 1999 when they were founded in Atlanta Georgia, EyeWonder has been an innovator in developing monetization solutions that help advertisers, interactive agencies and content publishers create, build, track and optimize rich media and interactive video advertising campaigns.

This year EyeWonder’s advertising serving platform is projected to service over $500 million in media spend globally.

The company serves over 800 customers. Key advertising customers include Verizon, FedEx, General Electric, Apple, Verizon, Frito-Lay, Proctor & Gamble, The Coca-Cola Company, Sony Pictures and Warner Brothers. While key agency customers include GroupM and (Interpublic) Company.

They are staffed in the US, Europe and Australia with approximately 250 incredibly talented and dedicated employees and our plan is to continue aggressively building this team both here in the US and in overseas markets where attractive expansion opportunities exist.

As part of Limelight Networks, EyeWonder will be operated as an independent strategic business unit and will continue to operate under the leadership of John Vincent and his team.

Both John and Thomas Falk will be also joining Limelight’s board of directors and will help us build out portfolio of value added services that can leverage our global high performance content delivery and computing platform.

John is a ten-year veteran of the technology and Internet advertising sectors and cofounder of EyeWonder. John has grown this company with an incredibly talented and steady hand during tumultuous times. His leadership and very insight decisions navigated EyeWonder to over 40% growth in 2009. These are unaudited estimated numbers, by the way, perhaps the toughest business year in more than half a century.

John’s insight and strategic thinking will be a great addition to our management team and our board of directors. Thomas Falk is a venture investor and entrepreneur focused on the European and digital media sectors with a stellar track record.

Thomas is currently the chairman of Smart Clip and EyeWonder Europe among other active ventures around the globe and was the founder and CEO of Falk eSolutions AG, a Germany-based global provider of online advertising, delivery and marketing management solutions which he sold to DoubleClick in March of 2006.

Thomas’s international experience, global perspective and similarly impressive strategic thinking will also be a great addition to our board. (Unintelligible) Thomas.

In 2009 EyeWonder will generate revenue of approximately $32 to $35 million in gross margins in excess of 70%.

These are estimated unaudited numbers. In 2010 we expect their business to grow in excess of 30%. Please note that the 2009 figures are, as I said, unaudited. In addition since EyeWonder leverages the (sedian) infrastructure capital expenditures are estimated at less than $1 million.

So we’re joining forces with a higher growth, higher gross margin, less capital intensive business here and substantially expanding the value added services we can offer to the marketplace.

Lastly, in 2010 we anticipate that this transaction will be accretive on a pro forma adjusted EPS basis.

We are very excited about the synergies between the two companies. As a company today Limelight serves a market that is driving a powerful and undeniable long-term trend. The ongoing migration of consumer and business activity of the online world whether for entertainment, commerce or general purposes and whether through a computer, Netbook, mobile device, internet connected television or set top box.

Through the addition of EyeWonder we will not only be the platform of choice to deliver these multi-(shrean) experiences but we will be the platform that helps publishers and advertisers optimize, analyze and monetize them.

At this time John, Doug and I will open the line for questions.

Operator:	Ladies and gentlemen, if you’d like to register a question please press the 1 followed by the 4 on your telephone.

You will hear a three-toned prompt to acknowledge your request. If your question has been answered and you’d like to withdrawal your registration please press the 1 followed by the 3.

If you are using a speakerphone please lift your handset before entering your request.

One moment please for our first question.

Our first question comes from the line of (David Hillow). Please proceed with your question.

(David Hillow):	Great, a few questions. First, Jeff, you talked a little bit about the gross margin profile. Can you expand on that and talk a little bit about operating net margins, what they look like for the company?

Jeff Lunsford:	(Dave) on - well talk about gross margins and growth rates revenue lines. I think - because we don’t have (audit DAP) I think we should stay away from net margin. I’d say in general they’ve been running the company cash flow break even for the last couple of years, pulling on credit lines here and there.

The gross margin profile is in excess of 70%. The growth rate last year was in excess of 40%, again, on an unaudited basis. And what we said is we expect the top-line growth rate to be in excess of 30% from an ’09 to a 2010 profile.

There will be a - the definitive agreement will be file and there are earnout targets in the definitive agreement so I thought I would just go through those with you guys here.

The low-end expectation of that earnout is - well where they begin earning into that extra equity is $49.5 million and then where they max out is $55 million in revenue in 2010.

So that should give you an idea of how to think of their trajectory into 2010 and its just a one-year earnout.

(David Hillow):	Okay. Let me ask you a little bit about how the services are sold. I guess - what is the distribution sales model look like today in EyeWonder and then on a go-forward basis you said they’re going to running as a stand alone business unit. Is there much sales integration that’s needed?

Jeff Lunsford:	There’s - and by the way on the other earnout you will see is an EBITDA target. So that should help you on sort of thinking about your models and the EBITDA target is maxed out at $14 million in EBITDA for 2010. And it phases in starting at $12 million I believe, $12.6 million. So there’s sort of a 10% band below $14 million there.

So your question on sales integration is a good one. We are - both of these companies are executing well in the field and EyeWonder, as you can see, is growing quite rapidly. We’re not going to do anything crazy here slamming together sales forces. Their business is working well. We are already partners - they run on Limelight’s Network today.

We carry the bulk of their CDN traffic so the companies are very familiar with each other. I’ve known and have been working with John as a partner for three years and they’re a member of our channels organization and so we already have a defined go-to-market partnership structure now that we will, after closing, be the same company, we certainly will work to drive even more cross sale activity between our sales force and theirs.

But what you’ll see is one or two specialists from each side helping the other side. If I take the Kiptronic acquisition as an example we have one very talented sort of supersales/SE person with a couple of mobility SE’s in the field but they’re working deals that are sourced by the 50 plus or so Limelight sales reps.

(David Hillow):	Okay.

Jeff Lunsford:	And I think we’ll have that same kind of specialist approach at least through 2010 and we’ll be running them as a business unit under John’s leadership.

(David Hillow):	Okay. Well that brings up another related question I guess. On their Web site, under Technology Partners they have Akamai listed. They actually do not have Limelight but they have Akamai listed. How much of their business is through Akamai and I guess what are the expectations of that partnership going forward?

Jeff Lunsford:	We are going to maintain an open business philosophy and that’s really more a question for Akamai than Limelight. Kiptronic worked with Akamai and I believe they still do. We are trying to build the best platform out there but we build it in an open way so that any solution Limelight brings to market customers aren’t required to use every piece of Limelight Solution to benefit. They’re welcomed to use other CDN’s or other rich media ad serving networks.

We believe that through Akamai engineering advancement we will be able to build the best solution for them but we certainly recognize that folks (want) to make a choice.

And then John you had a comment on go-to-market with respect to agencies?

John Vincent:	Yeah. And just to answer the question (Dave) that you were saying right there is the majority of our spend today is going to Limelight as far as being a vendor for EyeWonder and serving around the world and that’s one of the reasons why we felt comfortable in this type of a transaction.

(Acomi) 19.25 will probably be required by certain customers to continue to be worked with and it’s possible we may use them as a backup CDN or something like that but by far, obviously, Limelight’s going to be our choice and has been our choice for quite some time now.

As far as the integrated sales approach one things that’s pretty exciting for the Limelight side of the business, especially as they try to get further into the enterprise, is we’re servicing hundreds of the Fortune 1000 today’s advertising campaigns through their agencies and what that does is drive traffic back down to the sites of those advertisers. Say like Verizon or GE, etc.

And now with having a platform that can integrate information and experiences and analytics have the site level, say for GE, in conjunction with what we’re serving on the advertising side it just makes sense for the agencies to be communicating back to their enterprise customer the possibility of an integrated solution set and one unified serving network.

So that is something that we’re going to start promoting quite heavily as an increase value add that our agency customers will now be able to push in to their customers the utilization of Limelight. It just makes good sense and so that’s something that I thinks just a really nice to have situation here.

(David Hillow):	All right. That’s helpful. Thank you and congratulations.

John Vincent:	Thanks a lot.

Jeff Lunsford:	Thank you (Dave).

Operator:	Our next question comes from the line of (Derrick Binham). Please proceed with your question.

(Derrick Binham):	Hey everybody. Congratulations as well. I wonder if you could give a little sense of what kind of visibility you have on revenues in terms of how they’re recognized as their deferred component in terms of how much of that target for 2010 you already have a pretty good feel for.

Jeff Lunsford:	Yeah - so I’ll take it first and then we’ll let John add some color.

So it’s important for you all as you get to know this business to understand that it’s a very seasonal business. So Q4 as far and away is the largest quarter for these online ad serving platforms I’d say historically maybe 40% of your revenue for the year.

Man:	Yeah, especially the rich media side.

Jeff Lunsford:	Yeah, especially the rich media side. As advertisers get to the end of the year and they want to use up budget, it’s easier to use it up serving up rich media which costs more. And so you see a pretty healthy drop from Q4 back to Q1, and then it builds throughout the year and Q4 is kind of the quarter where you generate the bulk of your profitability.

They have about a 90 day forward visibility. Customers give them insertion orders which have size of order so they can see, all right, this is how much we expect to run across our network over kind of a rolling 90 day basis.

So entering any year with only 90 days visibility they’re looking more at all right who are our relationships with, what are they telling us the big advertisers are going to do in 2010 and how are we working with them today? Are we working on creating any new ad units? One thing I wonder is fantastic ad is sitting down with large advertisers and the creative agencies and inventing things that are new ways, new add units and they know that if they do something proprietary like that, that that’s a good hook for a lot of business in a particular year.

So they just look at it top down and bottom up and come up with a forecast and a budget like this.

John, do you want to add any color there?

John Vincent:	Yeah. Really I’ll give you a little bit more information about why Q4 is so big for rich media and it really has to do with the pricing pressure of inventory getting squeezed.

So your average CMP for inventory, because demand is increasing, goes up. So in order for a marketer to get a better ROI. They start using rich media as a differentiator because the price goes up. So then it makes better sense to be using video and multi-media to break through the clutter and also get more from that more expensive inventory.

One of the things we’ll be doing next year is expanding our solutions in a more significant way beyond just rich media to try to actually take into consideration some of that seasonality so we can find more leverage of our service units.

Now I think the way that we get comfortable and why we’ve been able to do a pretty good job of hitting our projections for the last three years - even though agencies, and even more specifically clients, don’t even let their agency know exactly what their spends going to be the following year or even quarter to quarter because it’s proprietary and strategic information they don’t want leaked in the market.

So really what we end up doing is we know that we have a specific client or specific agency who utilizes our technology and is very integrated into our services and technology, so their switching cost is actually very high. And so what we really do to get (comfortable) about what the spends going to be the next year is really try to understand what is the macroeconomic trends related to the market and are we taking market share?

So that’s really how we kind of ultimately look at it as opposed to any long-term contracts because that’s just not how the advertising space works.

Doug Lindroth:	(Derrick), its Doug. I just wanted to say one thing on your question on deferrals. Historically when there’s revenue, because it’s driven by impressions, there have not been deferred revenue items that have come up. There are not multiple element arrangement contracts that would trigger deferred revenue from an accounting standpoint.

(Derrick Binham):	Okay.

Doug Lindroth:	That’s historically speaking anyway.

(Derrick Binham):	Is there anything that would change that?

Doug Lindroth:	Not at this point, no.

(Derrick Binham):	Okay. How does the vertical mix in terms of EyeWonder’s customer base compare with Limelight’s vertical mix? It sounds like its pretty media intensive but you did list what felt like some kind of more (ecommercy) type customers on that list. Could you tell us kind of how that compares and then is there any significant customer concentration as well?

Jeff Lunsford:	So there’s not a significant customer concentration issue in their business. if you look at the types of customers Limelight’s number 1 push is you convey to investors for the last couple quarters of 2009 and all of 2010 is to move into the enterprise and get our whole site product out there well received in the market, pick up more small object business and if you look at - that is very in line with EyeWonder’s customer base. EyeWonder’s agencies work with many of the folks that need whole site delivery and they’re a great leverage point to enter those accounts where the decisions are being made.

On our side we lean heavily towards publishers and publishers are a key part of EyeWonder’s ecosystem and they have many publishers that are - they’re what’s called part of the included network and John can describe that to you if you’d like.

But our customer bases have some overlap and where they’re not overlapping it’s actually supportive of each company’s respective high priority growth initiatives.

Theirs is to get more deeply embedded into more publishers. Ours is to penetrate the enterprise and get our site product well received and we believe that we’ll sort of have a nice virtuous cycle here where each is helping the other.

John Vincent:	Do you want me to add on that?

(Derrick Binham):	Okay, great.

John Vincent:	I can add one thing as it relates to the publisher side of our business.

So the publishes are effectively the vendors to our customers and EyeWonder’s a third-party ad serving partner and technology vendor that serves all the ads into these publishers.

So in a way we’re even a customer of these publishers so that’s a really good spot to sit because we can affect and drive revenue to the publishers and they know that and they work very, very closely with us. We also build proprietary or unique formats and advertising products for big publishers such as like MySpace and AOL and MSN and a number of the other very, very large publishers.

And with the relationship now with Limelight we can go into those publishers in a much greater scale with these product sets and these products generally increase the effective CPM or increase the price that those publishers are able to sell their advertising space substantially.

And that ends up being a great value add so when a Limelight sales rep goes into a publisher and now can talk about increasing the revenue generating potential as opposed to just talking about being a cost to them that’s a substantial change in the way that they can sell into a publisher.

(Derrick Binham):	That’s (hopeful). Just one more if I could, maybe it’s a question for John but who is it in the marketplace that you view as your key competitors or who you’re going up against in the field most often?

John Vincent:	There’s basically four major competitors and they’re not all the same around the world. So first we can talk about DoubleClick, which is owned by Google and since the acquisition by Google it’s created a strategic issue in the marketplace where Google is a media business and they ultimately aren’t looked upon as independent and it’s important to be independent of either the buy or the sell side.

So DoubleClick still has a legacy business that is definitely very competitive against EyeWonder but Google, interestingly enough, is even a partner that we serve ads for customers on Google.

So the DFA, which is the advertising agency or demand side of DoubleClick is the competitive side of that business. The DFP which is the publisher ad serving side is actually not competitive.

So that’s one company. Another one that is owned by Gannett is called PointRoll in the US. They’re almost exclusively just rich media. They don’t have quite the same breath of offering that we have today with our stack of solutions for the enterprise agency side but they’re definitely a major competitor as it is for the rich media space in the US.

They’ve struggled with their international growth. I think they’ve been restricted a little bit by Gannett’s financial challenges right now and investing in international growth.

So they’re really only a US competitor.

And then another competitor is a private, and in fact the only other private company, Eyeblaster. Primarily a major competitor internationally they have not been a substantial competitor in the US.

And we’ve done a very significant growth effort over the last 18 months internationally with now having a footprint across 22 different offices with of those 22 16 of those are international and outside the US. We’ve substantially enhanced our international footprint. So that really is - from those companies in the rich media and ad serving space there’s also a division of Microsoft that’s had Atlas that came out of aQuantive which is the primary reason why Microsoft bought aQuantive was for that standard ad serving platform Atlas.

And, in fact, EyeWonder’s a partner of Microsoft and also a partner of the Atlas. So it’s interesting. We don’t really look at them as really a competitor, more of a partner.

(Derrick Binham):	Okay, perfect. I’ll let someone else chime in but thanks very much. Congratulations.

John Vincent:	Thank you, appreciate it.

Jeff Lunsford:	Thanks (Derrick).

Operator:	And the next question comes from the line of (Terry Rice). Please proceed with your question.

(Terry Rice):	Thanks a lot. Just a few questions. It sounds like there’s great revenue synergies here. Jeff I think you mentioned that you were going to continue to build out EyeWonder. Can you talk a little bit about what your investment plans are, goals or size and how that kind of impacts Limelight’s goals for 2010 or maybe the first part of this?

And then you talk a little bit about the sales integration and how do we think about that affecting Limelight’s average revenue per customer if that’s even a relevant metric anymore and then you talked about customer overlap and mentioned about 800 customers coming from EyeWonder.

Did that include the ones that are kind of overlapped or did it exclude those?

Thanks.

Jeff Lunsford:	Sure. So the first thing we need to do is get the transaction closed. Until then John and I will run these businesses independently but we believe very attractive growth opportunities in 2010.

Once they are part of Limelight what we really like about this business, we love the technology, we love the team, and we also love the financial profile. It’s a very low capital business as compared to the CDN business which is pretty capital intensive so they spend under $1 million in capital in 2009 and, as I said, grew about a little over 40% to a run rate of sort of 32 to $35 million for the year unaudited.

So we feel good about the low capital. This is really about finding great talent and putting them in the market to expand the business. It’s all about the people and the relationships and then the technology platform they’ve been in the process of rolling out a next generation technology platform which will allow it to run more efficiently then they have in the past.

So their plan is pretty straightforward for 2010 as is ours. We’ve spoken to you about it before. We’re going to continue expanding in new international markets where we see opportunity. We’re going to continue to push the whole site, the small objects side of our business.

We’re going to grow the CDN. We have XD in the market. We have our mobile solutions in the market which are getting great traction and are small numbers but are growing rapidly. We’re getting designed into - as the design win for many of the largest media companies on the planet for a mobile solution. In all those areas and then we’re growing our strategic consulting group rapidly.

So I think each - and then obviously the new thing on the plate for both of us will be putting together the processes so that we can do lead sharing and, as John said, in the market together talking to some of these customers about what we used to be talking about (unintelligible) and delivery which is a cost.

And flipping that around to a conversation about how can we optimize your yield by giving you a great customer experience, great insight into your data and very targeted rich media ads.

(Terry Rice):	And just one, I guess, the customer overlap question but what did you say when you thought the transaction would be accretive John?

John Vincent:	We said it will be accretive on an EPS basis in 2010.

(Terry Rice):	On the non-GAAP EPS?

John Vincent:	Right. That’s pro forma adjusted EPS for 2010.

(Terry Rice):	And then on the customer overlap?

John Vincent:	The customer overlap is interesting. EyeWonder has - they’ll work directly with an agency and that agency may work with ten different customers.

So if you look at sort of - it sort of depends on how you define a customer but between our 1400 customers and their over 1000 there’s at least, I’d say, 30% overlap and then 70% where we can each benefit from the relationships. But that’s not an exact number. I’m trying to give you a sense of size.

(Terry Rice):	Okay. And then, I’m sorry, one last question. For EyeWonder you guys had mentioned that you had invested international lately, what percentage of revenue came international versus domestic?

John Vincent:	We’re not going to break them out international versus domestic until they’re part of Limelight’s business.

(Terry Rice):	Okay. Thank you.

John Vincent:	But I would say color wise the international business is just like ours, growing faster than their US.

We see a lot of opportunity internationally and having Thomas Falk on our board who’s a very experienced operator, investor and entrepreneur in Europe he operates out of Germany will help us further penetrate those markets.

(Terry Rice):	Great, thanks for the color.

Jeff Lunsford:	It’s substantive though, put it that way.

Operator:	Our next question comes from the line of (Catherine Egbert). Please proceed with your question.

(Catherine Egbert):	Hi good morning. Could you tell us what percentage of EyeWonder’s revenue is from the mobile segment?

Jeff Lunsford:	Very small.

John Vincent:	Very little. It has not been an area where we heavily invested this last year from a focus standpoint. Actually, we’re kind of excited about that. We’ve had a number of customers asking for - except the scale and efficiency in that market just wasn’t something that was competitive to our other areas of growth.

Now with Limelight and having Kiptronic that takes out some of the inefficiencies for our growth into that market and we’ll be able to actually drop them into our channel. So that’s actually kind of an exciting nice to have. We haven’t really modeled that out into our numbers or in the pro forma or even the earnout targets or anything like that. That’s just upside.

(Catherine Egbert):	Okay. And then John can you tell us how your customer contracts work? Meaning, are you signed up by campaign or is there something more longer term there?

John Vincent:	Yeah, the majority of contracts - well, I’ll (decide) like this. First contracts are usually two sides of the equation. You have an included network contract with publishers which means they can take our fees, bake those in at a contracted rate and sell media and also our service and technologies combined as one price.

And sometimes those publishers will even sell it as rich media serving for free because they’re actually paying us and they bundle that and they sell it into the market or the advertiser. So that’s one contract.

The other type is usually what we call agency pay or client pay and in some instances they will be - in most instances we have regional or country or even some cases global contracts with the major ad agency holding companies and then those trickle down into specific regional pricing for certain types of campaigns usually by country.

And so what that means is you have a master agreement in place so you don’t negotiate by a campaign by campaign basis. But in fact, then the clients and the agencies give us insertion orders that tell us exactly what impression volume they’re expecting to serve for that campaign, what sites it’s going to serve on, and then we reference back to our contracts with the master agreement contracts from a pricing standpoint and that’s what pulls through in the IO.

And then in some instances we’ve got more long-term contracts and partnership agreements with a few different agencies because they’ve actually adopted and have started to roll out a much more enterprised or integrated utilization of all of our technologies and services.

And those end up being more long-term contracts and that’s an area of growth for us in 2010.

(Catherine Egbert):	Okay, that’s helpful. Thank you.

John Vincent:	No problem.

Operator:	Ladies and gentlemen, as a reminder to register for a question please press the 1 followed by the 4.

Our next question comes from the line of (Colby Cinesio). Please proceed with your question.

(Colby Cinesio):	Great, thank you. Just a few quick questions and then just one more broader question. One, is there any (collar) agreements on the transaction as it relates to the (fat) portion?

And then also I was curious if you guys are going to be breaking out revenue separately when the transaction closes so it can actually start to model the advertising component of the business compared to the CPM business?

Jeff Lunsford:	Right, there was no (collar). They’ll be receiving cash. A certain portion of that cash and stock mix will go into escrow but there’s no (collar) on the shares of the stock and Doug why don’t you comment on the segment reporting question?

Doug Lindroth:	Yes, so it will be deemed a separate segment so that that business unit will be broken out so you will be able to see separately the CDN business revenues from the EyeWonder revenues.

(Colby Cinesio):	Okay. And then just one follow-up question. When you look at the two businesses from a technological standpoint is there an opportunity going forward to actually create new solutions that leverage perhaps the inherent CDN technology of Limelight with the more application or software layer that’s associated with the EyeWonder solution?

John Vincent:	Yes, (Colby), there are a multitude of opportunities. Most of which revolve around - the market would like to see a common reporting and analytics platform. Right now they’re pulling data from many different sources and they would like for you to present that data to them in a very actionable way through a SOAP Based API as an example so they can programmatically use that data for business purposes and that will help them target and increase CPMs if they’re smart.

So there are opportunities in that area and then there are just very basic opportunities to further optimize our two platforms perform. We’ve been working with these guys for about two years and are their largest CDN but now that our engineer’s will be working side by side there will be some other things to do to further enhance the experience.

(Colby Cinesio):	Okay, but obviously for 2010 I mean the clear opportunity here is operational synergies and cross selling opportunity as opposed to creating new solutions using the two company’s technologies.

John Vincent:	Yeah, I would think that you - to build a great sort of enterprise class product it will take time. You might have some alpha’s in nine months, beta’s within 9 to 12 months, that type of thing but we will be discussing future products with you once we get them defined, get the transaction closed and give you a little more color on timing and expectations there.

(Colby Cinesio):	Okay, great. Thank you.

John Vincent:	Thank you.

Operator:	Our next question comes from the line of (Siri Anata). Please proceed with your question.

(Siri Anata):	Yeah, good morning and thank you. Jeff, not sure if you guys have disclosed how many customers does EyeWonder have? Second, how much of the growth of EyeWonder is coming from existing customer sources, new customers? And lastly, I know you’ve talked about EyeWonder having 90 (data) ability to their revenue streams.

How much of that revenue stream is commented as opposed to being just purely variable in nature? Thank you.

Jeff Lunsford:	So your first question was how many customers do they have? What is the number of customers?

(Siri Anata):	That’s correct.

Jeff Lunsford:	John?

John Vincent:	Well, the way that we define a customer is actually an advertiser because at a certain level there’s like six holding companies that own all of the add agencies across the world or at least 85% of all ad agencies.

So we define it as an advertiser of one of these agencies even though we bill the agencies primarily. And if you look at advertisers it’s in the neighborhood of 800 different advertisers this year, maybe 900 different advertisers this year between the US and Europe and also Asia Pacific.

And then you asked another question but I can’t remember exactly what that was. What was that sir?

(Siri Anata):	The second one is about your revenue growth. How much of that growth is coming from existing customers as opposed to new customers?

John Vincent:	I don’t think we’re probably going to comment on the exact specifics for you but I can tell you both existing customers as well as we’re taking substantial market share from our competitors is taking place in our business. That’s why we’re seeing substantially higher growth rates than our competitors currently.

But, yeah. Both sides of our business are actually pretty healthy from that respect. In 2010 with substantially enhanced product offering which actually you’ll see some press releases coming out in early Q1 as it relates to our own business as opposed to just the merger here. You’ll see the portfolio solutions that we’re offering now is going to expand and we’ve been working with a couple of beta customers the last six months, actually now it’s about nine months with these products and now we’re going to be taking them out to the global market.

And that will actually help us expand substantially existing customer base from just being what we call a premium rich media provider to now actually being able to service all of their digital advertising spend as opposed to just the rich media side.

(Siri Anata):	Got it. And the last one is the visibility into revenue stream like when customers sign contracts are there fixed commitment levels here for you guys or is it just purely a case where it’s going to be highly variable in nature and it’s probably going to be a lot more seasonal too.

John Vincent:	Yeah. In most cases there’s not a lot of fixed historically with the new products that we’re rolling out. They’ll be more fixed contracts being signed in 2010 for some of these other products.

But on the rich media side of the business which is where our historical business has been and really what’s been modeled out right now for projections for next year that is usually variable. And the way that we end up getting comfortable about that it’s a difficult process to switch from one rich media vendor to another both technologically and operationally.

So there’s - it’s kind of a catch 22 in that sometimes you do see the variability in that revenue stream but it’s actually kind of nice because it helps you keep your margins up and that’s the way we look at it.

(Siri Anata):	And John one last question is when you think about the core competency for this business is like why do customers sign with EyeWonder? Is it just the software functionality you guys provide or is it just purely a function of pricing? Because it does appear to be a highly competitive business.

Jeff Lunsford:	Let me - I’ll take that and then John can cover. So we did extensive due diligence on this business talking to over 25 customers and partners and the number 1 reason, resoundingly, across their customer partner base. The folks work with them because of the technical level and service level of their people.

This is a very specialized area of folks who want to do a flash campaign that’s going to jump out and take over the Web page and have a big transformer rip their Web page in half and things like that.

You need - or who are going to create a custom new ad unit that’s going to be while a game is downloading then an ad unit is there so someone’s just not looking at a game downloading experience but rather being advertised.

Those things take creativity and they take very substantial technical skills. And so what happens is the creative agencies are great if what we call the ideation phase, coming up with the idea, but they don’t have real sophisticated engineers and they love working with a company. Like I wonder where they can say, hey, we whiteboarded this, what do you think about it? And the EyeWonder guys will say, all right, that’s perfect but maybe we need to tweak it 15 degrees to the right and then we can pull that off.

And so the talent here is absolutely the hook. There are tools that are integrated with Adobe’s creative suite. It’s called AdWonder and it’s a fantastic piece of software that the creative agencies used to create these campaigns and then by virtue of the fact that these campaigns where created in AdWonder then they deploy directly onto the EyeWonder networking and the content is then delivered over the Limelight CDN.

So number 1 is the talent and the creativity and the service levels and then number 2 is the scale. Can you scale? Does the platform work and can you handle my scale? And then price is probably third or fourth down the list when it comes to decision.

John, anything you’d add to that?

John Vincent:	Yeah, I think one thing that’s important is that tool, the AdWonder tool that Jeff alluded to there, that’s a workflow automation tool that increases the ability for some of these complex advertising campaigns to be designed and developed at the digital ad agencies that are the creative agencies. And that tool has been distributed into about 95% of all US digital creative agencies.

So we have a substantial footprint and it enhances the workflow productivity for the agencies. So that’s one of the major value adds.

Number 2, the technical integration of our serving systems across thousands of different publishers in the world is a substantial requirement. And when Jeff talks about scale that’s one of the key points.

What an agency and a customers looking for is, one, can I pull off a really innovative, creative, execution that is valuable and does it perform well? Well, can I do that anywhere I want to buy media? That’s the next question.

And to technically be able to pull off both the first creation side, and then too, to make sure that that can play and be served (scalably) across thousands of different publishers is not a trivial feat. And that is really what’s at the heart and sole of our technical advantages.

Now, yes, we’ve approached this market both from a technology advantage standpoint as well as we’ve decided to use strategic services and help customers execute beyond what they can do with our competitors and that’s enabled us to take market share. And we’ve done that in such a way while still being able to maintain profitability.

So - and then lastly as it relates to price we did not loose business on price. However, we are by no means the cheapest product in the market.

We offer a better product and that’s, I think, been very well proven out in the marketplace then the majority of our competitors so we really don’t try to compete on price but we don’t loose business on price.

And the most significant variable cost in our business really has to do with the CDN side of the business. So with this partnership it does create substantial competitive advantages if, in fact, price becomes a key deciding factor in a certain situation.

(Siri Anata):	Thank you and congratulations on the deal.

John Vincent:	Thank you, appreciate it.

Jeff Lunsford:	Thank you. At this time, operator, I believe that is the final question so we will conclude the call by just thanking all of you for taking your time to hear about this exciting combination.

We’re now going to go back to work and work on our filings and get this thing closed as quickly as possible and everyone have a happy holiday.

Operator:	Ladies and gentlemen this does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

END

Additional Information and Where to Find It

Limelight Networks plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Limelight Networks, EyeWonder, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Limelight through the web site maintained by the SEC at www.sec.gov and by contacting Limelight Networks Investor Relations at 917-297-4241. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on Limelight Networks’ website at www.limelightnetworks.com.

Participants in the Acquisition of EyeWonder

Limelight Networks, EyeWonder and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Limelight Networks stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Limelight Networks’ executive officers and directors is included in Limelight Networks’ definitive proxy statement, which was filed with the SEC on April 27, 2009. You can obtain free copies of these documents from Limelight Networks using the contact information above.